SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 20, 2002

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE SUDESTE CELLULAR HOLDING COMPANY
(Translation of registrant’s name into English)

Praia de Botafogo, 501, 7° andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELE SUDESTE CELULAR PARTICIPA??ES S.A.

TABLE OF CONTENTS

Item
1.	Press Release dated November 20, 2002 titled: “Tele Sudeste Celular Participações—Minutes of the 58th Board of Director’s Extraordinary Meeting”

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
Minutes of the 58th Board of Director’s Extraordinary Meeting

November 20, 2002 (02 pages)

For more information, please contact:

Charles E. Allen
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7205
E-mail:	callen@telesp.com.br
URL:	www.telefonica.net.br

(São Paulo - Brazil), (November 20, 2002) TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TSD; BOVESPA: TSEP) hereby informs the minutes of 58th Board of Director’s Extraordinary Meeting held on October 25, 2002:

1.    Date, Time and Venue of the Meeting:    October 25, 2002, at 08:30 a.m., at Praia de Botafogo No 501, 7th Floor, in the Capital of the State of Rio de Janeiro.

2.    Meeting Board Composition:    Felix Pablo Ivorra Cano—President of the Council and Evandro Luis Pippi Kruel—Secretary.

3.    Installation:    The meeting started with the presence of counselors that subscribe this minute and after it was verified that the quorum was in accordance to the Company’s Bylaws.

4.    Agenda andDeliberations:    4.1)  Migration to the Personal Mobile Service (SMP) standard:    In light of the building process of the Joint Venture between Portugal Telecom, SGPS, S.A. and Telefónica Móviles, S.A., controlling shareholder of the Company, the Board of Directors, and after the necessary clarifications, unanimously approved the start of the implementation process of adjustment of the concession instruments that will lead to the migration of Telerj Celular S.A. and Telest Celular S.A., fully subsidiaries of the Company, from the SMC (Cellular Mobile Service) to the SMP (Personal Mobile Service), once the relevant technical, operational, regulatory and managerial matters have been attended. The management of the Company was authorized to approve and take, within the mandate of the General Shareholders Meeting, the necessary measures, internally and in conjunction with Anatel (Agencia Nacional de Telecomunicações), to start the administrative and commercial processes that will lead to the migration of its concession instruments to the SMP standard.

5.    Closing of the Meeting:    At the end of the meeting as there were no more subjects to be discussed, this minute was approved and signed by the counselors and the secretary, and will henceforth be contained in the meeting log.

Signatures:
Félix Pablo Ivorra Cano - President, and President of the Board of Directors
Fernando Xavier Ferreira, Vice-President of the Board of Directors
Paulo Cesar Pereira Teixeira
Oliver Alexander Flögel
Evandro Luíz Pippi Kruel—Secretary.

Directors represented by Mr. Fernando Xavier Ferriera:
Kazuo Moriya
Directors represented by Mr. Félix Pablo Ivorra Cano:
Antônio Viana-Baptista
Luis Lada Diaz
Ernesto López Mozo

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Date: November 20, 2002	By:	/S/ CHARLES E. ALLEN

		Name:	Charles E. Allen
		Title:	Investor Relations Directo